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                                                                     Exhibit 2.2



            NATIONAL FIBERSTOK CORPORATION

                 FIRST QUARTER REPORT
                     MAY 6, 1997

National Fiberstok Corporation, the Atlanta based sole operating company of DEC International, Inc. (the holding company), had first quarter Net Sales of $38.9 million, an increase of 127% over $17.1 million in the same quarter of 1996. Operating Income was $1.4 million, an increase of 367% over $0.3 million in the same quarter of 1996. EBITDA was $4.1 million, an increase of 215% over $1.3 million in the same quarter of 1996. The increases in Net Sales, Operating Income and EBITDA experienced in the quarter were due primarily to the acquisition of Transkrit Corporation of Roanoke, Virginia, in June, 1996, and to a lesser extent, the acquisition of Label America, Inc. of Stone Mountain, Georgia, in February, 1997. The increase in the first quarter 1997 net loss of $1.3 million from the net loss of $.3 million for the same period in 1996 is due to higher interest expense related to acquisition financing.

After giving pro forma effect to the acquisitions of Transkrit Corporation and Label America, Inc. Net Sales for the LTM (last twelve months) ended March 31, 1997, were $171.6 million, a decrease of 7% over the $183.8 million on the same basis in 1996. EBITDA for the LTM ended March 31, 1997, was $20.2 million, up 2% from the LTM ended December 31, 1996, but down 16% from the $23.9 million for the LTM ended March 31, 1996. These results reflect continuing softness in the demand for and a modest decline in the prices of envelopes and impact mailers as well as a delay in the traditional order pattern of certain label customers.
Pro forma 1997 EBITDA as a percent of net sales, was 11.8% versus 13.0% for the same period in 1996. The pro forma Net Loss of $1.6 million for the twelve months ended March 31, 1997, compares to pro forma Net Income of $2.9 million in 1996. 1996 pro forma Net Income includes the $1.9 million favorable tax benefit discussed in the 1996 fourth quarter report.

Interest Coverage for the pro forma LTM ended March 31, 1997 was 1.6 times, unchanged from the LTM ended December 31, 1996. At March 31, 1997, there was $9.3 million outstanding on the $20.0 million line-of-credit and available cash on the balance sheet was $2.3 million. The borrowing on the line-of-credit was required to finance the acquisition of Label America, Inc.

Pro forma Debt/EBITDA leverage was 5.1 times for the LTM ended March 31, 1997, slightly improved from 5.2 for the LTM ended December 31, 1996.

On February 24, 1997, National Fiberstok Corporation acquired Label America, Inc. Label America was founded in 1980 and has received numerous awards for quality and innovation and is well known for custom and stock laser and thermal products. The strategic acquisition expands the pressure sensitive label business unit to a network of six manufacturing locations with over 400 employees and more than $60 million in total revenues.

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Subsequent to the quarter and on April 24, 1997, National Fiberstok Corporation
acquired AmeriComm Direct Marketing, Inc. (AmeriComm). AmeriComm provides direct mail products and services, including direct mail distribution and database management.


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            NATIONAL FIBERSTOK CORPORATION
 CONDENSED STATEMENT OF OPERATIONS AND BALANCE SHEETS
                    (in thousands)

                                          For the three months ended
                                                  March 31,
                                          1997                     1996
                                          ----                     ----
Net sales                              $38,858                  $17,097
Operating income                       $ 1,434                  $   320
Net income (loss)                    ($ 1,347)                ($   262)
EBITDA                                 $ 4,118                  $ 1,256


                                        March 31,              December 31,
                                          1997                     1996
                                          ----                     ----
ASSETS
Current assets
     Cash and cash equivalents         $ 2,341                  $ 1,979
     Trade receivables                  19,121                   17,384
     Inventories                        11,939                   11,261
     Other                               3,606                    2,689
                                     ---------                ---------
          Total Current Assets          37,007                   33,313
Property, plant and equipment, net      47,561                   47,367
Other assets                            59,286                   52,694
                                     ---------                ---------
                                      $143,854                 $133,374
                                     ---------                ---------
                                     ---------                ---------

LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities                   $ 26,243                 $ 14,473
Noncurrent liabilities                   4,553                    4,427
Long-term debt                         102,283                  102,352
                                     ---------                ---------
     Total liabilities                 133,079                  121,252
Stockholder's equity                    10,775                   12,122
                                     ---------                ---------
                                      $143,854                 $133,374
                                     ---------                ---------
                                     ---------                ---------